Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 22, 2013	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura S. Crotty and Eric Envall

RE:	RCS Capital Corporation
Registration Statement on Form S-1
Filed February 22, 2013
File No. 333-186819

Dear Ms. Crotty and Mr. Envall:

On behalf of our client, RCS Capital Corporation (the “Company”), we are submitting this letter with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 22, 2013, as amended March 28, 2013, April 29, 2013, May 10, 2013, May 21, 2013 and May 22, 2013 (No. 333-186819)(the “Registration Statement”).

The purpose of Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is to provide updates and clarifications to the Registration Statement. Please see the revisions on pages 3, 16, 50, 62, 63, 66, 74, 82, 94, 105, 110, 114, 121, F-11 and F-23. Amendment No. 5 has been filed by the Company today.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,
/s/ Peter M. Fass
Peter M. Fass, Esq.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.